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www.dechert.com

KAITLIN MCGRATH

kaitlin.mcgrath@dechert.com
+1 617 728 7116 Direct
+1 617 275 8395 Fax

July 12, 2017

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Forethought Variable Insurance Trust (the “Registrant”) (SEC File Nos. 333-189870 and 811-22865)

Dear Mr. Ellington:

This letter responds to a comment provided in a July 10, 2017 telephone conference with respect to a Correspondence filing made by the Registrant on June 30, 2017, which pertained to the Registrant’s annual report for the period ended December 31, 2016 filed with the Registrant’s Form N-CSR (Accession No. 0001580642-17-001400) on March 3, 2017.  A summary of the comment, and the Registrant’s response thereto, is provided below.

1.	Comment:

With respect to the Registrant’s response to Comment 14, please refer to paragraph 5.62 of the AICPA Audit and Accounting Guide for Investment Companies. In light of the fact that certain of the Portfolios appear to be “funds of funds,” please include a general description of the “funds of funds” structure in Note 1 — Organization of the Notes to Financial Statements.

	Response:	The requested disclosure will be added to future filings.

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Please call me at (617) 728-7116 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath

Kaitlin McGrath

cc:	Sarah M. Patterson
Elizabeth Constant
John V. O’Hanlon
Chelsea M. Childs